ERSTE BANK

ERSTE BANK
DER OESTERREICHISCHEN
SPARKASSEN AG

Graben 21
1010 Wien
Tel.: +43 (0)5 0100 - DW
Fax: +43 (0)5 0100 9 - 10100

Firmensitz Wien
Gerichtsstand Wien
FB-Nr. 33209 m
DVR 0031313, BLZ 20111

04 APR -9 AM 7:21

SUPPL

82-5066

FAX-ÜBERMITTLUNG/TRANSMISSION

	Absender/From		Empfänger/To
Firma	**Erste Bank**	Firma	**US Security Exchange Commission**
Abteilung/Firma dept.	**Investor Relations**	Abteilung/Firma dept.	**Office of International Corporate Finance**
Mitarbeiter/ attn.	**Nina Higatzberger**	Mitarbeiter/ attn.	
Telefon	**+43 (0)5 0100 - 17795**	Fax	**001 202 942 9544**
Fax	**+43 (0)5 0100 - 13112**		
E-Mail	**nina.higatzberger@erstebank.at**		

Sie erhalten / Transmission consists of **3** Seite(n) einschließlich dieser. / page(s) including this .

04024317

Erste Bank der oesterreichischen Sparkassen AG
Information provided under rule 12g3-2(b)

Dear Madam/Sir,

Please find enclosed "Agenda of the 11th Annual General Meeting of Erste Bank der oesterreichischen Sparkassen AG" in Vienna, Austria.

Best regards,
Erste Bank der oesterreichischen Sparkassen AG
Investor Relations

PROCESSED
APR 14 2004
THOMSON FINANCIAL

dlw 4/13

Thomas Schmee   Nina Higatzberger

Datum/Date: **08.04.2004**

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ERSTE BANK

The Management Board of Erste Bank der oesterreichischen Sparkassen AG invites the shareholders of the company to its

11th Annual General Meeting

to be held on Tuesday, 4th May 2004, 10.00 a. m. at the Austrian Center Vienna, Bruno-Kreisky-Platz 1, 1220 Vienna.

Agenda:

1. Presentation of the audited and approved financial statements as well as the report of the Management Board and the report of the Supervisory Board as well as the presentation of the consolidated financial statements and the Group management report for the financial year 2003.

2. Approval of the proposed allocation of the distributable profit.

3. Grant of discharge to
   a. the Management Board
   b. the Supervisory Board
   with regard to the financial year 2003.

4. Approval of the remuneration of the Supervisory Board.

5. Supervisory Board Appointments.

6. Appointment of an additional auditor and group auditor for the financial year 2005 in addition to the Savings Bank Auditors Association (Sparkassen-Prüfungsverband) as the statutory auditor.

7. Approval to spin-off the branches Kitzbühel, Kufstein, Korneuburg and Krems into the wholly owned subsidiary FINAG-Holding AG. FINAG-Holding AG will take over these business units upon approval of the spin-off and takeover agreement without increasing its share capital and subject to the continuation in business of the company being transferred.

8. Approval to increase the capital of the company from currently EUR 435.628.641,82 to EUR 479.550.464,00 by release of retained earnings and capital reserve of the company based on the rules of the Austrian capital adjustment act excluding the issuance of new shares.

9. Approval of a stock split, increasing the number of shares accordingly in proportion 1:4.

10. Approval of the amendment of the existing authorized capital (increase from EUR 145.345.668,34 to EUR 160.000.000,00) with regard to point 8 and 9 of the agenda (capital adjustment and stock split).

11. Approval of the purchase of Erste Bank's own shares for the purpose of securities trading.

12. Approval of the purchase of Erste Bank shares for no designated purpose and excluding the purchase of such shares for trading purposes ("share buy-back") as well as approval to use those shares subsequently purchased as payment for any companies, businesses or parts thereof or shares in one or more companies acquired in Austria or abroad, for sale in a manner other than via stock exchange or public offering.

13. Approval of amendments of the articles of association as follows:
    a.) 4.1 and 4.2 (share capital), 4.4 (authorized capital), 4.4.3 and 4.5 (conditional Capital).
    b.) 2.2 (amendment regarding changes in the Austrian Banking Act excluding real estate funds transactions).

To attend the annual general meeting shareholders must deposit their shares with Erste Bank, with an Austrian notary public or with the main office of another Austrian bank at least three working days prior to the annual general meeting and have those shares deposited until the end of the annual general meeting. Deposit offices must send certification of deposit in original or copy by 28 April 2004 at the latest to the company (Fax: 050100/916383 International: 004350100/916383). The annual report, including the annual financial statements and the management reports, is freely available for inspection by interested parties at the head office of Erste Bank ("Kassensaal"), 1010 Vienna, Graben 21.

Vienna, April 2004 The Management Board